Exhibit 99.1

voxeljet AG Reports Financial Results for the Second Quarter Ended June 30, 2018

Friedberg, Germany, August 16, 2018 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the second quarter ended June 30, 2018.

Highlights - Second Quarter 2018

•	Total revenues for the second quarter increased 2.1% to kEUR 5,262 from kEUR 5,153
•	Gross profit margin slightly decreased to 39.0% from 40.9%
•	Systems revenues decreased 25.9% to kEUR 1,883 from kEUR 2,542
•	Services revenues increased 29.4% to kEUR 3,379 from kEUR 2,611
•	Reaffirm full year 2018 guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We started nearly 20 years ago as a spin-off from Technical University Munich with a clear vision in mind: to replace conventional manufacturing by constantly pushing technological boundaries. Today I can say that, together with our partners, we are reinventing the manufacturing landscape by launching the world’s first fully automated 3D production solution capable of replacing conventional manufacturing in serial-production. The 3D printing industry is at an inflection point and this achievement marks a key milestone in our mission.”

Second Quarter 2018 Results

Revenues for the second quarter of 2018 increased by 2.1% to kEUR 5,262 compared to kEUR 5,153 in the second quarter of 2017.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, decreased 25.9% to kEUR 1,883 in the second quarter of 2018 from kEUR 2,542 in last year’s second quarter. This was mainly due to a lower number of printer sales during the quarter. The Company delivered one new 3D printer and one used and refurbished 3D printer in the second quarter of 2018, compared to three new printers delivered in last year’s second quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance, which remained flat compared to the last year’s same period. Systems revenues represented 35.8% of total revenues in the second quarter of 2018 compared to 49.3% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 29.4% to kEUR 3,379 in the second quarter of 2018 from kEUR 2,611 in the comparative period of 2017. This was due to higher revenue contributions mainly from our subsidiary voxeljet America Inc. (“voxeljet America”) as well as from the German operation. The increase in revenue at our American service center resulted from a growing market penetration in the North American sales region which is accompanied by a larger customer base. The increase from our German operation related to the robust economic environment in Western Europe which resulted in lager orders from existing customers.

Cost of sales was kEUR 3,209 for the second quarter of 2018 compared to kEUR 3,043 for the second quarter of 2017.

Gross profit and gross profit margin were kEUR 2,053 and 39.0%, respectively, in the second quarter of 2018 compared to kEUR 2,110 and 40.9% in the second quarter of 2017.

Gross profit for our Systems segment decreased to kEUR 561 in the second quarter of 2018 from kEUR 925 in the second quarter of 2017.  This was mainly related to the lower number of printer sales compared to the last year’s same period. Gross profit margin for this segment decreased to 29.8% in the second quarter of 2018 compared to 36.4% in the second quarter of 2017.  This was mainly due to the product mix of the sold 3D printers, which provided a less favorable gross profit margin contribution.

Gross profit for our Services segment significantly increased to kEUR 1,492 in the second quarter of 2018 compared to kEUR 1,185 in the second quarter of 2017. This is mainly due to the increase in revenues. The gross profit margin for this segment slightly decreased to 44.2% in the second quarter of 2018 from 45.4% in the second quarter of 2017. This was mainly related to lower gross profit margin contributions from the German operation, partially offset by increased profit margins from our subsidiary voxeljet America. voxeljet UK still provided negative gross profit contributions. The improvement regarding voxeljet America and voxeljet UK resulted from a higher utilization of these service centers.

Selling expenses were kEUR 1,658 for the second quarter of 2018 compared to kEUR 1,400 in the second quarter of 2017. The increase was mainly due to higher personnel expenses resulting from the build-up of our sales force especially within the German operation compared to the last year’s second quarter. In addition, delivery costs increased, in-line with the increased revenues within our Services segment.

Administrative expenses were kEUR 1,392 for the second quarter of 2018 compared to kEUR 1,154 in the second quarter of 2017. The increase also mainly related to higher personnel expenses resulting from higher headcount especially regarding the German operation compared to the last year’s second quarter. Furthermore the expenses for external consulting increased related to the on-going improvements of our Enterprise Resource Planning (ERP) system.

Research and development (“R&D”) expenses increased to kEUR 1,514 in the second quarter of 2018 from kEUR 1,315 in the second quarter of 2017. The increase of kEUR 199 was mainly due to higher personnel expenses related to a slight increase in headcount in order to support further research and development projects.

Other operating expenses in the second quarter of 2018 were kEUR 132 compared to kEUR 1,001 in the prior year period. This was mainly due to lower losses from foreign currency transaction of kEUR 40 for the second quarter of 2018 compared to kEUR 939 for the second quarter of 2017.

Other operating income was kEUR 440 for the second quarter of 2018 compared to kEUR 85 in the second quarter of 2017. The increase was mainly due to higher gains from foreign currency transactions amounting to kEUR 346 for the second quarter of 2018, an increase of kEUR 365 compared to last year’s second quarter.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 2,203 in the second quarter of 2018, compared to an operating loss of kEUR 2,675 in the comparative period in 2017. The improvement was primarily related to a significantly lower other operating expenses accompanied by higher other operating income partially offset by higher operating expenses, compared to the second quarter of 2017.

Financial result was negative kEUR 538 in the second quarter of 2018, compared to a financial result of positive kEUR 1 in the comparative period in 2017. The significant decrease was mainly related to the revaluation of derivative financial instruments resulting in a finance expense of kEUR 225 as well as interest expense for long-term debt of kEUR 236.

Net loss for the second quarter of 2018 was kEUR 2,748 or EUR 0.74 per share, as compared to net loss of kEUR 2,674, or EUR 0.72 per share, in the second quarter of 2017.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss was at EUR 0.15 per ADS for the second quarter of 2018, compared to a net loss of EUR 0.14 per ADS for the second quarter of 2017. Earnings per share is computed by dividing net income attributable to stockholders of the parent by the weighted-average number of ordinary shares outstanding during the periods. Earnings per ADS is calculated by dividing the above earnings per share by five as each ordinary share represents five ADSs.

Six Months Ended June 30, 2018 Results

Revenues for the six months ended June 30, 2018 increased by 6.5% to kEUR 10,314 compared to kEUR 9,683 in the prior year period.

Systems revenues were kEUR 3,258 for the first six months of 2018 compared to kEUR 4,235 for the same period last year. The Company sold one new and three used and refurbished 3D printers during the first six months of 2018 compared to five new 3D printers in the prior year period. Systems revenues represented 31.6% of total revenue for the six months ended June 30, 2018 compared to 43.7% for the same period a year ago. Systems revenues also include all revenues from consumables, spare parts and maintenance, where we recorded a slight increase compared to the last year’s same period.

Services revenues were kEUR 7,056 for the six months ended June 30, 2018 compared to kEUR 5,448 for the same period last year. This increase of 29.5% was mainly due to a higher revenue contribution from our subsidiary voxeljet America and the German operation. Also our subsidiary voxeljet UK recognized slight increases in Services revenues.

Cost of sales for the six months ended June 30, 2018 was kEUR 5,994, an increase of kEUR 2,  over cost of sales of kEUR 5,992 for the same period in 2017.

Gross profit and gross margin for the six months ended June 30, 2018 were kEUR 4,320 and 41.9%, respectively, compared to kEUR 3,691 and 38.1% in the prior year period.

Gross profit for our Systems segment decreased to kEUR 990 for the six months ended June 30, 2018 from kEUR 1,278 in the same period in 2017. This decrease was mainly due to the lower number of printer sales. The gross profit margin for this segment was almost unchanged with 30.4% compared to 30.2% for the prior period.

Gross profit for our Services segment increased to kEUR 3,330 for the six months ended June 30, 2018 from kEUR 2,413 in the same period of 2017. This was mainly related to the increase in revenues. The gross profit margin for this segment increased to 47.2%  for the first six months of 2018 from 44.3% in the same period in 2017. Gross profit margin contributions from voxeljet America as well as voxeljet UK significantly improved, while voxeljet UK still generated negative contributions. Gross profit margin at the German operation slightly decreased.

Selling expenses were kEUR 3,394 for the six months ended June 30, 2018 compared to kEUR 2,785 in the same period in 2017, an increase of kEUR 609, or 21.9%. This was mainly due to higher shipping costs related to the increase of Services revenues as well as higher personnel expenses related to an increase in headcount resulting from the build-up of our sales force.

Administrative expenses increased by kEUR 276 to kEUR 2,624 for the first six months of 2018 from kEUR 2,348 in the prior year’s period. The increase was mainly due to higher personnel expenses related to additional headcount.

R&D expenses increased to kEUR 3,111 for the six months ended June 30, 2018 from kEUR 2,812 in the same period in 2017, an increase of kEUR 299, or 10.6%. The increase was mainly due to increased expenditures for personnel and materials to support existing and future projects.

Other operating expenses for the six months ended June 30, 2018 were kEUR 490 compared to kEUR 1,191 in the prior year period. This improvement was mainly due to lower losses from foreign currency transactions amounting to kEUR 331 compared to kEUR 1,078 in the prior year’s period.

Other operating income was kEUR 842 for the six months ended June 30, 2018 compared to kEUR 382 in the prior year period. The decrease was mainly due to higher gains from foreign exchange transactions amounting to kEUR 600 compared to kEUR 35 in comparative period in 2017.

The changes in foreign currency losses and gains were primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries.

Operating loss was kEUR 4,457 in the six months ended June 30, 2018, compared to an operating loss of kEUR 5,063 in the comparative period in 2017. The improvement was primarily related to a significant improvement in gross profit, lower other operating expenses accompanied by higher other operating income partially offset by higher operating expenses, compared to the six months ended June 30, 2017.

Financial result was positive kEUR 140 for the six months ended June 30, 2018, compared to a financial result of negative kEUR 42 in the comparative period in 2017. The increase was mainly related to the revaluation of derivative financial instruments resulting in a finance income of kEUR 716 partially offset by interest expense for long-term debt of kEUR 467.

Net loss for the six months ended June 30, 2018 was kEUR 4,330, or EUR 1.16 per share, as compared to net loss of kEUR 5,105, or EUR 1.37 per share in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 3.720 million for the first six months ended June 30, 2018. Compared to the last year’s same period, the number of ordinary shares outstanding was unchanged.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.23 per ADS for the six months ended June 30, 2018 compared to net loss of EUR 0.27 per ADS in the prior year period.

Business Outlook

Our revenue guidance for the third quarter of 2018 is in the range of kEUR 6,000 to kEUR 8,000.

We reaffirm our guidance for the full year ended December 31, 2018

-	Full year revenue is expected to be in the range of kEUR 28,000 and kEUR 30,000
-	Gross margin is expected to be above 40%
-

Operating expenses for the full year are expected as follows: SG&A expenses expected to be in the range of kEUR 11,000 and kEUR 12,000 and R&D expenses projected to be approximately kEUR 5,000 to kEUR 6,000. Depreciation and amortization expense is expected to be between kEUR 3,750 and kEUR 4,000.

-

Adjusted EBITDA is expected to be neutral-to-positive in 2018. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles before interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries.

-	Capital expenditures are projected to be in the range of kEUR 5,500 to kEUR 6,500, which primarily includes ongoing investments in our global subsidiaries.

Our total backlog of 3D printer orders at June 30, 2018 was kEUR 4,660, which represents seven 3D printers. This compares to a backlog of kEUR 2,770 representing four 3D printers, at December 31, 2017. As production and delivery of our printers is generally characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At June 30, 2018, we had cash and cash equivalents of kEUR 3,643 and held kEUR 13,194 of investments in bond funds, which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the second quarter on Friday, August 17, 2018 at 8:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or 1-201-493-6725 for international, Conference Title “voxeljet AG Second Quarter 2018 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-844-512-2921 or 1-412-317-6671, Replay Conference ID number 13681620. The recording will be available for replay through August 24, 2018.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1201968&tp_key=019c83f6da at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Non-IFRS Measure

The Company uses Adjusted EBITDA as a supplemental financial measure of its financial performance. Adjusted EBITDA is defined as net income (loss), as calculated under IFRS accounting principles, interest (income) expense, provision (benefit) for income taxes, depreciation and amortization, and excluding other (income) expense resulting from foreign exchange gains or losses on the intercompany loans granted to the subsidiaries. Management believes Adjusted EBITDA to be an important financial measure because it excludes the effects of fluctuating foreign exchange gains or losses on the intercompany loans granted to its subsidiaries which are difficult to forecast for future periods. Management regularly uses both IFRS and non-IFRS results and expectations internally to assess its overall performance of the business, making operating decisions, and forecasting and planning for future periods. Management believes that Adjusted EBITDA is a useful financial measure to the Company’s investors as it helps investors better understand and evaluate the projections our management board provides. The Company’s calculation of Adjusted EBITDA may not be comparable to similarly titled financial measures reported by other peer companies. Adjusted EBITDA should not be considered as a substitute to financial measures prepared in accordance with IFRS.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1658 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2018.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Director Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	6/30/2018	12/31/2017
		(€ in thousands)
		unaudited
Current assets		35,781	37,774
Cash and cash equivalents	7	3,643	7,569
Financial assets	2, 7	13,194	14,044
Trade receivables	2	4,211	5,093
Inventories	4	13,116	9,539
Income tax receivables		5	3
Other assets		1,612	1,526

Non-current assets		29,056	29,257
Financial assets	2, 7	1,072	357
Intangible assets		1,340	1,111
Property, plant and equipment	5	26,550	27,698
Investments in joint venture		32	39
Other assets		62	52

Total assets		64,837	67,031

	Notes	6/30/2018	12/31/2017

Current liabilities		8,592	6,576
Deferred income	2	37	271
Trade payables	2	3,269	3,059
Contract liabilities	2	2,558	--
Financial liabilities	2, 7	972	1,162
Other liabilities and provisions	6	1,756	2,084

Non-current liabilities		16,612	16,537
Deferred income	2	—	18
Deferred tax liabilities		79	66
Financial liabilities	2, 7	16,349	16,413
Other liabilities and provisions	6	184	40

Equity		39,633	43,918
Subscribed capital		3,720	3,720
Capital reserves		76,526	76,227
Accumulated deficit	2	(41,958)	(37,480)
Accumulated other comprehensive income		1,289	1,380
Equity attributable to the owners of the company		39,577	43,847
Non controlling interest		56	71
Total equity and liabilities		64,837	67,031

See accompanying notes to unaudited consolidated interim financial statements.

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
	Notes	2018	2017	2018	2017
		(€ in thousands except share and share data)
Revenues	2, 9, 10	5,262	5,153	10,314	9,683
Cost of sales		(3,209)	(3,043)	(5,994)	(5,992)
Gross profit	2, 9	2,053	2,110	4,320	3,691
Selling expenses		(1,658)	(1,400)	(3,394)	(2,785)
Administrative expenses		(1,392)	(1,154)	(2,624)	(2,348)
Research and development expenses		(1,514)	(1,315)	(3,111)	(2,812)
Other operating expenses		(132)	(1,001)	(490)	(1,191)
Other operating income		440	85	842	382
Operating loss		(2,203)	(2,675)	(4,457)	(5,063)
Finance expense	8	(549)	(2)	(592)	(49)
Finance income	8	11	3	732	7
Financial result	8	(538)	1	140	(42)
Loss before income taxes		(2,741)	(2,674)	(4,317)	(5,105)
Income taxes		(7)	--	(13)	--
Net loss		(2,748)	(2,674)	(4,330)	(5,105)

Other comprehensive income		(12)	315	(91)	330
Total comprehensive loss		(2,760)	(2,359)	(4,421)	(4,775)

Loss attributable to:
Owners of the Company		(2,739)	(2,667)	(4,315)	(5,096)
Non-controlling interests		(9)	(7)	(15)	(9)
		(2,748)	(2,674)	(4,330)	(5,105)

Total comprehensive loss attributable to:
Owners of the Company		(2,751)	(2,352)	(4,406)	(4,766)
Non-controlling interests		(9)	(7)	(15)	(9)
		(2,760)	(2,359)	(4,421)	(4,775)

Weighted average number of ordinary shares outstanding		3,720,000	3,720,000	3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)		(0.74)	(0.72)	(1.16)	(1.37)

See accompanying notes to unaudited consolidated interim financial statements.

voxeljet AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at January 1, 2017	3,720	75,827	(28,971)	873	51,449	87	51,536
Loss for the period	--	--	(5,096)	--	(5,096)	(9)	(5,105)
Foreign currency translations	--	--	--	330	330	--	330
Equity-settled share-based payment	--	122	--	--	122	--	122
Balance at June 30, 2017	3,720	75,949	(34,067)	1,203	46,805	78	46,883

	Attributable to the owners of the company
				Accumulated
				other
	Subscribed	Capital	Accumulated	comprehensive		Non-controlling
(€ in thousands)	capital	reserves	deficit	gain (loss)	Total	interests	Total equity
Balance at December 31, 2017	3,720	76,227	(37,480)	1,380	43,847	71	43,918
Adjustment on initial application of IFRS 15	--	--	(100)	--	(100)	--	(100)
Adjustment on initial application of IFRS 9	--	--	(63)	--	(63)	--	(63)
Adjusted balance at January 1, 2018	3,720	76,227	(37,643)	1,380	43,684	71	43,755
Loss for the period	--	--	(4,315)	--	(4,315)	(15)	(4,330)
Net changes in fair value of available for sale financial assets	--	--	--	(18)	(18)	--	(18)
Foreign currency translations	--	--	--	(73)	(73)	--	(73)
Equity-settled share-based payment	--	299	--	--	299	--	299
Balance at June 30, 2018	3,720	76,526	(41,958)	1,289	39,577	56	39,633

See accompanying notes to unaudited consolidated interim financial statements.

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six months ended June 30,
	2018	2017
	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(4,330)	(5,105)

Depreciation and amortization	1,702	1,463
Foreign currency exchange differences on loans to subsidiaries	(146)	194
Equity-settled share-based payment transaction	299	122
Impairment losses on trade receivables	152	147
Change in investment in joint venture	7	3
Non-cash interest expense on long-term debt	382	--
Change in fair value of derivative equity forward	(715)	--
Change in inventory allowance	(327)	(214)
Deferred income taxes	13	--

Change in working capital	(396)	(453)
Trade and other receivables, inventories and current assets	(2,707)	(1,103)
Trade payables	191	342
Other liabilities, contract liabilities, provisions and deferred income	2,122	308
Income tax receivable and payable	(2)	--
Total	(3,359)	(3,843)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(813)	(1,999)
Proceeds from disposal of financial assets	7,025	922
Payments to acquire financial assets	(6,175)	--
Investment in joint venture	--	(50)
Total	37	(1,127)

Cash Flow from financing activities

Repayment of bank overdrafts and lines of credit	(49)	(93)
Repayment of sale and leaseback obligation	(211)	(201)
Repayment of finance lease obligation	(23)	(21)
Repayment of long-term debt	(393)	(350)
Proceeds from long-term debt issuance	40	1,678
Total	(636)	1,013

Net increase (decrease) in cash and cash equivalents	(3,958)	(3,957)

Cash and cash equivalents at beginning of period	7,569	7,849
Changes to cash and cash equivalents due to foreign exchanges rates	32	136
Cash and cash equivalents at end of period	3,643	4,028

Supplemental Cash Flow Information
Interest paid	111	107
Interest received	3	5

See accompanying notes to unaudited consolidated interim financial statements.

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc., voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2018.

Standard	Effective date	Descriptions
IFRS 9	01/2019	Amendments Prepayment Features with Negative Compensation
IFRS 16	01/2019	Leases
IAS 19	01/2019	Amendments Plan Amendment, Curtailment or Settlement
IAS 28	01/2019	Amendments Long-term Interests in Associates and Joint Ventures
IFRIC 23	01/2019	Uncertainty over Income Tax Treatments
Improvements to IFRS (2015-2017)	01/2019	IFRS 3, IFRS 11, IAS 12, IAS 23
Others	01/2020	Amendments References to the Conceptual Framework in IFRS Standards
IFRS 17	01/2021	Insurance Contracts
IFRS 10, IAS 28	indefinite	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

The Company has not yet determined what impact the new standards, amendments or interpretations will have on its financial statements.

The interim financial statements as of and for the six months ended June 30, 2018 and 2017 were authorized for issue by the Management Board on August 16, 2018.

2. Summary of significant accounting policies

Except as described below, the accounting policies applied in these consolidated interim financial statements are the same as those applied in the Company’s consolidated financial statements as of and for the year ended December 31, 2017, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. The changes in accounting policies are also expected to be reflected in the Company’s consolidated financial statements as of and for the year ending December 31, 2018.

The Group has initially adopted IFRS 15, Revenue from Contracts with Customers, and IFRS 9, Financial Instruments, on January 1, 2018. A number of other new standards are effective from January 1, 2018 but these do not have a material effect on the Company’s consolidated financial statements.

-

The adoption of IFRS 15 resulted in minor impacts related to the revenue recognition regarding the revenue streams from maintenance as well as extended warranty contracts. Those impacts include immaterial timing differences for revenue recognition related to these types of contracts with customers. The new guidance is not expected to have a material impact to net income (loss) on an ongoing basis.

-	The adoption of IFRS 9 resulted in a minor increase in impairment losses recognized on trade receivables.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaced IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations. The Group has adopted IFRS 15 using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. January 1, 2018). Accordingly, the information presented for 2017 has not been restated – i.e. it is presented, as previously reported, under IAS 18, IAS 11 and related interpretations.

The following table summarizes the impact, net of tax, of transition to IFRS 15 on retained earnings as of January 1, 2018.

Impact at January 1, 2018	Impact on adopting IFRS 15 at January 1, 2018
(€ in thousands)
Retained earnings	(100)

Recognition of revenues from maintenance and extended warranty contracts	(100)

The following table summarizes the impacts of adopting IFRS 15 on the Company’s consolidated interim consolidated statement of financial position as of June 30, 2018 and its consolidated interim statement of comprehensive loss for the six months then ended for each of the line items affected.

			Amounts without
06/30/2018	As reported	Adjustments	adoption of IFRS 15
	(€ in thousands)
Total assets	64,837	(248)	64,589

Current assets	35,781	(248)	35,533
Trade receivables	4,211	(248)	3,963

Total equity and liabilities	64,837	(248)	64,589

Current liabilities	8,592	(357)	8,235
Deferred income	37	245	282
Contract liabilities	2,558	(2,558)	--
Other liabilities and provisions	1,756	1,956	3,712

Equity	39,633	109	39,742
Accumulated deficit	(41,958)	109	(41,849)

			Amounts without
06/30/2018	As reported	Adjustments	adoption of IFRS 15
	(€ in thousands)
Revenue	10,314	9	10,323
Impairment loss on trade receivables	(8)	8	--
Operating loss	(4,457)	17	(4,440)
Loss before income taxes	(4,317)	17	(4,300)
Net loss	(4,330)	17	(4,313)
Total comprehensive loss	(4,421)	17	(4,404)

The details of the new accounting policies and the nature of the changes to previous accounting policies in relation to the Group’s revenue streams in relation to the Maintenance and extended warranty contracts are set out below.

After the initial one year of statutory warranty period, the Company offers its customers extended warranty and optional maintenance contracts. Extended warranty and maintenance contracts are generally provided for a period of twelve months and automatically extended for another twelve months if not cancelled on a timely basis. Before the adoption of IFRS 15 extended warranty and maintenance service revenue has been recognized on a straight-line basis over the contractual term.

Under IFRS 15, the Company recognizes revenue based on input factors like the number of service visits or the provision of certain goods, in particular printheads under the maintenance and warranty contracts. Therefore the expected number of service visits and goods to be provided under a contract have been estimated by the Company’s service department based on historical experience. This leads to minor timing differences for revenue recognition related to these types of contracts with customers throughout the contract term.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39, Financial Instruments.

The Company has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognized in retained earnings and reserves as of January 1, 2018. Accordingly, the information presented for 2017 does not reflect the requirements of IFRS 9 but rather those of IAS 39.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

Classification and measurement of financial assets and financial liabilities

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available for sale.

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to record subsequent changes in the investment’s fair value in OCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

Under IFRS 9, our investments in bond funds will be classified as fair value through other comprehensive income (FVTOCI). As permitted by IFRS 9, the Company has designated these investments at the date of initial application as measured at FVOCI. Unlike IAS 39, the accumulated fair value reserve related to these investments will never be reclassified to profit or loss.

Under IAS 39 as well as upon adoption of IFRS 9, our derivative financial instruments have been designated as at FVTPL.

Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost, FVOCI and contract assets. Under IFRS 9, credit losses are recognized earlier than under IAS 39.

The Company’s financial assets at amortized cost consist of trade receivables and cash and cash equivalents. For cash and cash equivalents the adoption of IFRS 9 did not have any impact regarding impairment.

Under IFRS 9, loss allowances are measured on either of the following bases:

-	12-months ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; or
-	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment and including forward-looking information.

The Company considers a financial asset to be in default when:

-	the borrower is unlikely to pay its credit obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
-	the financial asset is more than 90 days past due.

The Company considers an investment to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’. The Company limits its exposure to credit risk by investing only in bond funds which are fully guaranteed by the financial institutions and therefore represents short term credit rating of A‑3 based on Standard & Poor’s or P‑2 based on Moody’s.

Trade receivables

The Company measures loss allowances for trade receivables at an amount equal to lifetime ECLs. ECLs are a probability-weighted estimate of credit losses. The Company calculates the ECL based on the risk scoring its customers’ according to an external rating agency. Following the risk score of each customer, the trade receivables are clustered into different grades. For each grade, the ECL is calculated after deducting from trade receivables a loss allowance based on actual credit loss experience. In addition the Company uses qualitative assessment of the trade receivables, where default has incurred.

The Group considers an equity security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of ‘investment grade’. The Group limits its exposure to credit risk by investing only in bond funds which are fully guaranteed by the financial institutions and therefore represents.

Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets and presented within other operating expenses.

Impairment losses on financial assets classified as FVTPL and FCOCI are presented within the finance expense and other comprehensive income, respectively.

The following table presents the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities as of January 1, 2018.

			Original	New
	Original classification	New classification	carrying amount	carrying amount
01/01/2018	under IAS 39	under IFRS 9	under IAS 39	under IFRS 9
			(€ in thousands)
Financial assets			27,063	27,000

Non-current assets
Equity securities	Available‑for‑sale financial assets	FVOCI	5	5
Derivative financial instruments	A financial asset or financial liability at fair value through profit or loss	Mandatorily at FVTPL	352	352
Current assets
Bond funds	Available‑for‑sale financial assets	FVOCI	14,044	14,044
Cash and cash equivalents	Loans and receivables	Amortized cost	7,569	7,569
Trade receivables	Loans and receivables	Amortized cost	5,093	5,030

Financial liabilities			20,416	20,416

Non-current liabilities
Long-term debt	Financial liabilities measured at amortized cost	Amortized cost	16,242	16,242
Finance lease obligation	Financial liabilities measured at amortized cost	Amortized cost	171	171
Current liabilities
Bank overdraft	Financial liabilities measured at amortized cost	Amortized cost	58	58
Long-term debt	Financial liabilities measured at amortized cost	Amortized cost	796	796
Finance lease obligation	Financial liabilities measured at amortized cost	Amortized cost	308	308
Trade payables	Financial liabilities measured at amortized cost	Amortized cost	2,841	2,841

Impact of the new impairment model

For assets in the scope of the IFRS 9 impairment model, impairment losses are generally expected to increase and become more volatile. The Company has determined that the application of IFRS 9’s impairment requirements at January 1, 2018 results in an additional impairment allowance as follows.

(€ in thousands)
Loss allowance at December 31, 2017 under IAS 39	482
Additional impairment recognized at January 1, 2018 on:
Trade and other receivables as at December 31, 2017	62
Additional trade receivables recognized on adoption of IFRS 15	1
Loss allowance at January 1, 2018 under IFRS 9	545

The following tables provides information about the exposure to credit risk and ECLs for trade receivables as of January 1, 2018 and June 30, 2018.  This was calculated after a specific assessment of the trade receivables and after recording a specific debt allowance.

January 1, 2018
		Equivalent to external
		credit rating	Probability of	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	default	amount	allowance	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	3,274	5	3,269
Grades 5-7:	Fair risk	B+ to BBB	1.3%	1,674	22	1,652
Grades 8-9:	Substandard	CCC- to B	7.0%	363	25	338
Grade 10:	Doubtful	C to CC	25.0%	14	3	11
Grade 11:	Loss	D	100.0%	8	8	--
				5,333	63	5,270

June 30, 2018
		Equivalent to external
		credit rating	Probability of	Gross carrying	Impairment loss	Net carrying
Grades		(Standard & Poor’s)	default	amount	allowance	amount
				(€ in thousands)
Grades 1-4:	Low risk	BBB+ to AAA	0.2%	1,730	3	1,727
Grades 5-7:	Fair risk	B+ to BBB	1.3%	1,964	26	1,938
Grades 8-9:	Substandard	CCC- to B	7.0%	448	31	417
Grade 10:	Doubtful	C to CC	25.0%	172	43	129
Grade 11:	Loss	D	100.0%	94	94	--
				4,408	197	4,211

3. Share based payment arrangements

On April 7, 2017, voxeljet AG established a share option plan that entitles key management personnel and senior employees of voxeljet AG and its subsidiaries to purchase shares of the parent company.

Total options available under the share option plan are 372,000.  279,000 options (75%, Tranche 1) were granted on April 7, 2017. 93,000 options (25%, Tranche 2) were granted on April 12, 2018.

The vesting conditions include a service condition (the options vest after a period of four years of continued service from the respective grant date) and a market condition (the options may only be exercised if the share price exceeds the exercise price over a period of 90 consecutive days by at least 20% in the period between the grant date and the respective exercise time frame) which both conditions must be met.

The fair value of the employee share option plan has been measured for Tranches 1 and 2 using a Monte Carlo simulation. The market condition has been incorporated into the fair value at grant date.

The inputs used in the measurement of the fair value at grant date are as follows:

	Tranche 1	Tranche 2
Parameter
Share price at grant date	USD 13.80	USD 16.15
Exercise price	USD 13.90	USD 16.15
Expected volatility	55.00%	58.40%
Expected dividends	--	--
Risk-free interest rate	2.49%	2.85%
Fair value at grant date	USD 8.00	USD 9.74

The respective expected volatility has been based on an evaluation of the historical volatility of the Company’s share price as at the grant date. As at June 30, 2018 no options are exercisable and 372,000 options are outstanding. The weighted-average contractual life of the options at June 30, 2018 amounts to 9.0 years (June 30, 2017: 9.8 years).

The expenses recognized in the profit and loss statement in relation to the share-based payment arrangements amounted to kEUR 171 in the three months and kEUR 299 in the six months ended June 30, 2018. (three months and six months ended June 30, 2017: kEUR 122 and kEUR 122, respectively).

4.  Inventories

	6/30/2018	12/31/2017
	(€ in thousands)
Raw materials and merchandise	4,419	3,017
Work in progress	8,697	6,522
Total	13,116	9,539

5.  Property, plant and equipment, net

	6/30/2018	12/31/2017
	(€ in thousands)
Land, buildings and leasehold improvements	17,325	17,415
Plant and machinery (includes assets under finance lease)	7,670	8,650
Other facilities, factory and office equipment	1,476	1,625
Assets under construction and prepayments made	79	8
Total	26,550	27,698
Thereof pledged assets of Property, Plant and Equipment	6,833	7,046
Leased assets included in Property, Plant and Equipment:	417	881
Printers	258	613
Printers leased to customers under operating lease	--	97
Other factory equipment	159	171

6.  Other liabilities and provisions

	6/30/2018	12/31/2017
	(€ in thousands)
Customer deposits	--	373
Liabilities from VAT	14	12
Employee bonus	90	303
Accruals for vacation and overtime	409	222
Accruals for licenses	179	140
Liabilities from payroll	272	236
Accruals for commissions	92	50
Accruals for compensation of Supervisory board	130	180
Accrual for warranty	328	286
Others	426	322
Total	1,940	2,124

After the adoption of IFRS 15 customer deposits amounting to TEUR 1,932 are presented within contract liabilities.

7. Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount					Fair Value
			At	Other	Total
			amortized	financial	carrying
6/30/2018	FVTPL	FVOCI	cost	liabilities	amount	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Non-current assets
Derivative financial instruments	1,067	--	--	--	1,067	--	1,067	--	1,067
Equity securities	--	5	--	--	5	--	--	5	5

Current assets
Bond funds	--	13,194	--	--	13,194	13,194	--	--	13,194

Financial assets not measured at fair value
Current assets
Cash and cash equivalents	--	--	3,643	--	3,643	3,643	--	--	3,643
Trade and other receivables	--	--	4,211	--	4,211	--	--	--	--

Financial liabilities not measured at fair value
Non-current liabilities
Long-term debt	--	--	--	16,262	16,262	--	15,017	--	15,017
Finance lease obligation	--	--	--	87	87	--	82	--	82

Current liabilities
Bank overdraft	--	--	--	8	--	--	--	--	--
Long-term debt	--	--	--	805	805	--	798	--	798
Finance lease obligation	--	--	--	159	159	--	155	--	155
Trade payables	--	--	--	3,269	3,269	--	--	--	--

	A financial
	asset or
	financial liability
	at fair value	Held-to-	Available-		Financial liabilities
	through profit	maturity	for‑sale	Loans and	measured at
12/31/2017	or loss	investments	investments	receivables	amortized cost	Fair Value	Level
Assets

Non-current assets
Equity securities	--	--	5	--	--	5	Level 3
Derivative financial instruments	352	--	--	--	--	352	Level 2
Current assets
Bond funds	--	--	14,044	--	--	14,044	Level 1
Cash and cash equivalents	--	--	--	7,569	--	7,569	Level 1

Liabilities

Non-current liabilities
Long-term debt	--	--	--	--	16,242	15,119	Level 2
Finance lease obligation	--	--	--	--	171	163	Level 2
Current liabilities
Bank overdraft	--	--	--	--	58	58
Long-term debt	--	--	--	--	796	787	Level 2
Finance lease obligation	--	--	--	--	308	310	Level 2

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8. Financial result

	Three months ended June 30,
	2018	2017
	(€ in thousands)
Interest expense	(549)	(2)
Finance lease obligations	(23)	(8)
Long-term debt	(236)	8
Expense from revaluation of derivative financial instruments	(225)	--
Other	(65)	(2)
Interest income	11	3
Income from bond funds	9	--
Other	2	3
Financial result	(538)	1

	Six months ended June 30,
	2018	2017
	(€ in thousands)
Interest expense	(592)	(49)
Finance lease obligations	(59)	(18)
Long-term debt	(467)	(29)
Other	(66)	(2)
Interest income	732	7
Income from bond funds	14	1
Income from revaluation of derivative financial instruments	716	--
Other	2	6
Financial result	140	(42)

9. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended June 30,
	2018		2017
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,883	3,379	2,542	2,611

Gross profit	561	1,492	925	1,185
Gross profit in %	29.8%	44.2%	36.4%	45.4%

	Six months ended June 30,
	2018		2017
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	3,258	7,056	4,235	5,448

Gross profit	990	3,330	1,278	2,413
Gross profit in %	30.4%	47.2%	30.2%	44.3%

10.  Revenues

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	(€ in thousands)		(€ in thousands)
EMEA	3,690	3,554	6,822	6,393
Germany	1,220	2,023	2,737	3,454
France	1,160	503	1,749	1,028
Others	1,310	918	2,336	1,911
Asia Pacific	449	1,001	1,217	1,280
China	135	808	328	932
South Korea	181	165	307	256
Others	133	28	582	92
Americas	1,123	598	2,275	2,010
United States	1,115	579	2,254	1,831
Others	8	19	21	179
Total	5,262	5,153	10,314	9,683

11. Commitments, contingent assets and liabilities

In March 2018, ExOne GmbH, a subsidiary of The ExOne Company, notified voxeljet of its intent not to pay its annual license fees under an existing intellectual property-related agreement and asserted its rights to claim damages pursuant to an alleged material breach of the agreement. At this time, the Company cannot reasonably estimate a contingency, if any, related to this matter.